Filed by Fidelity National Information Solutions, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Micro General Corporation
Commission File No. 0-8358

Date: May 21, 2002

The following materials were used by Fidelity National Financial, Inc., a Delaware corporation (“FNFI”) and the majority stockholder of Fidelity National Information Solutions, Inc., a Delaware corporation (“FNIS”), in connection with meetings among FNFI and analysts covering FNFI. FNIS’s financial results are consolidated with FNFI’s financial results for reporting purposes, and FNFI discussed FNIS’s financial results in the presentation. The following materials were previously filed by FNIS on May 7, 2002 under cover of Schedule TO-C:

FIDELITY NATIONAL FINANCIAL

May 2002

Investor Update

FIDELITY NATIONAL FINANCIAL, INC. (FNF)

Anatomy of a Misunderstood Stock

- Dominant market leader
- $3.9 billion in revenue in 2001
- $305 million in net earnings in 2001
- Cash flow from operations of $428 million in 2001 – 1st quarter cash flow of $165 million - trough annual cash flow of $225 million
- Average ROE of 22% over the last ten years - 1st quarter ROE of 23.9% – trough ROE of 12-14%
- Average stock total return of 21.2% over the last fifteen years and 26% over the last five years – 1st quarter stock return of 6.8%
- Trades at less than 9x forward earnings and 1.3x forward book value

FIDELITY NATIONAL FINANCIAL

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FIDELITY NATIONAL FINANCIAL, INC. (FNF)

A Dominant Industry Leader Focused on Shareholder Value

- Nation's largest title insurance and diversified real estate related services company
- Transaction management, national real estate data and technology strategies
- Long track record of creating and increasing shareholder value
- Dominant, industry-leading financial performance and balance sheet strength
- Significant management equity ownership

FIDELITY NATIONAL FINANCIAL

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FIDELITY NATIONAL FINANCIAL, INC. (FNF)

The FNF Family

FIDELITY NATIONAL FINANCIAL, INC.
(NYSE: "FNF")

Title and Escrow Operations

- **Fidelity**
- **Chicago**
- **Ticor**
- **Security Union**
- **Alamo**

Fidelity National Information Solutions (NASDAQ: FNIS)

- $600 mm market cap
- Data
- Solutions
- Services

Micro General Corporation (NASDAQ: MGEN)

- $250 mm market cap
- Information Technology
- NGS
- RealEC
- SoftPro

Real Estate Services

- Default Services
- §1031 Exchange Services
- Home Warranty
- Lender Solutions
- Residential Solutions

Other Operations

- Fidelity National Insurance Company

FIDELITY NATIONAL FINANCIAL

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FIDELITY NATIONAL FINANCIAL, INC. (FNF)

A Dominant Industry Leader

Market Share

Fidelity National Financial
29.0%
Others
11.5%
Old Republic
6.0%
Stewart
10.0%
LandAmerica
20.7%
First American
22.8%

2001 Net Earnings

Fidelity National Financial
50%
$305 mm
$48 mm*
Old Republic
7%
$49 mm
Stewart
7%
$60 mm
LandAmerica
10%
$167 mm
First American
26%

**Assumes 35% tax rate for Title Insurance Group.*

Source: CDS Performance of Title Insurance Companies 2001 Edition.

FIDELITY NATIONAL FINANCIAL, INC. (FNF)

A Dominant Industry Leader

Four states comprise 50% of the country's real estate volume

FNF market share of 35%
FNF market share of 37%
FNF market share of 19%
FNF market share of 34%
WA
OR
CA
NV
ID
MT
WY
UT
CO
AZ
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
NY
MD
NJ
VT
NH
ME
MA
RI
CT
HI

States in which the combined Fidelity National Financial, Inc. brands rank . . .

#1 **#2** **#3**

Source: CDS Performance of Title Insurance Companies 2001 Edition

FIDELITY NATIONAL FINANCIAL

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FIDELITY NATIONAL FINANCIAL, INC. (FNF)

Transaction Management and Real Estate Data Strategy

*Provided by Fidelity National Financial

Other products and services provided Fidelity National Information Solutions

Realtor

- Credit Reporting
- Automated Valuations
- Natural Hazard Disclosure
- Property Risk Information
- Public Record Data
- Internet-based MLS
- Agent Productivity Tools
- Office Management Solutions
- Transaction Management

Origination

- Credit Reporting
- Valuations & Appraisals
- Flood Compliance
- Tax Reporting and Monitoring
- Property Disclosures & Compliance
- Property Risk Information
- Public Records Data
- Transaction Management

Closing

- Title Insurance & Closing*
- Alternative Title Products*
- Document Preparation*
- Document Recording & Signing*
- Post Closing Audits*

Servicing

- Credit Reporting - Portfolio Review
- Valuations & Appraisals
- Real Estate Tax Service
- Loan Portfolio Solutions*
- Document Recording*
- Post Closing Audits*

Default

- Credit Reporting
- Default Title & Escrow*
- Foreclosure & Bankruptcy*
- Loss Mitigation*
- Field Services*
- Asset Management*
- Loan Portfolio Services*
- Posting & Publishing*
- Valuation & Appraisal

FIDELITY NATIONAL FINANCIAL

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FIDELITY NATIONAL FINANCIAL, INC. (FNF)

Technology Strategy – Net Global Solutions (NGS)

- Web-based platform will substantially increase the efficiency of our title production and escrow process
  - Permits data retrieval/file access from remote location
  - Seamless workflow among title brands and real estate related subsidiaries
  - Significant reduction of production sites expected over time
- Potential for market share enhancements through our agency network
- Roll-out begins in late second quarter 2002
- Developed by Micro General (NASDAQ:MGEN), an FNF majority-owned subsidiary

FIDELITY NATIONAL FINANCIAL

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FIDELITY NATIONAL FINANCIAL, INC. (FNF)

Technology Strategy – Net Global Solutions (NGS)

- Examples of items tracked by E-Status in NGS

1099 Certification
Additional Deposit
Amendments (for sale & Inst.)
Approval of Bene. Statement
Assumption Package
Beneficiary's Demand
Beneficiary's Statement
Buyer Instructions
Certified Instructions
Clarification Letter
Closing Report
Commission Authorization
Commission Disbursement Authorization
Contingency Release Demand
Demand Approval (prepay)
Estimated Close of Escrow

Final Closing Funds Received
Fire Insurance Information
FIRPTA
Flood/GEO Hazard Report
Funding Request Letter
Grant Deed
HOA (Request)Demand
HOA Approval
Home Protection Plan/Home Warranty
Initial Deposit (Earnest Money Deposit)
Insurance Information Sheet
Lenders Loss Payable
Loan Approval
Loan Documents Received
Loan Documents Returned
Loan Funding Approval

Owner-Instructions
Pool/Spa Certification
Prelim Approval
Prelim. Change of Ownership
Preliminary Title Report
Purchase Contract- Joint Inst.
Quitclaim Deed
Receipt for Zoning Report
Rent Statement
Statement of Information
Subordination Agreement
Tax Certification Form
Termite Report
Termite Rpt. Approval
Trust Deed and Note
Zone Disclosure
Zoning Rpt. Approval

FIDELITY NATIONAL FINANCIAL

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FIDELITY NATIONAL FINANCIAL, INC. (FNF)

Creating Long-Term Shareholder Value in Financial Services

Rank	Company	15 Year Total Annual Return	Current P/E Ratio
1	Citigroup	25.1%	14x
2	Fannie Mae	25.0%	13x
3	Fifth Third Bancorp	24.8%	25x
4	Wells Fargo	23.4%	16x
5	National Commerce Financial	23.4%	18x
6	Northern Trust	23.2%	23x
7	M&T Bank	22.4%	17x
7	AFLAC	22.4%	19x
9	Berkshire Hathaway	22.2%	34x
10	TCF Financial Corp.	22.1%	17x
11	Progressive Corp.	22.0%	20x
12	*T. Rowe Price*	*21.3%*	*21x*
13	***Fidelity National Financial***	***21.2%***	***9x***
14	State Street	20.4%	22x
15	U.S. Bancorp	20.3%	14x

Source: FactSet Datasource. Data based on top 100 financial institutions that have been publicly traded for the last fifteen years by market values as of March 31, 2001. Total returns include reinvestment of dividends.

FNF ranked 150th by market value as of March 31, 2001.

FIDELITY NATIONAL FINANCIAL

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FIDELITY NATIONAL FINANCIAL, INC. (FNF)

Dominant Financial Performance – Revenues and Earnings

$ in millions

$649
$1,272
$2,170
$3,751
$3,874
Old Republic
Stewart
Land America
First American
FNF

Total Revenues

FNF had 34% of the total revenues of the peer group and nearly 50% of total industry profits
$48
$48
$60
$167
$305
Old Republic(a)
Stewart
Land America
First American
FNF

Net Earnings

Twelve-Months Ended December 31, 2001

(a) Assumes 35% tax rate for Title Insurance Group.

FIDELITY NATIONAL FINANCIAL

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FIDELITY NATIONAL FINANCIAL, INC. (FNF)

Dominant Financial Performance – Revenues and Earnings

1st Quarter Revenue

Fidelity National Financial
33%
$1.1 billion
Old Republic
6%
$182 million
Stewart
11%
$348 million
LandAmerica
18%
$564 million
First American
32%
$1.1 billion

1st Quarter Net Earnings

Fidelity National Financial
54%
$101 mm
Old Republic
7%
$13 mm*
Stewart
6%
$11 mm
LandAmerica
9%
$17 mm
First American
24%
$44 mm

**Assumes 35% tax rate for Title Insurance Group.*

FIDELITY NATIONAL FINANCIAL

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FIDELITY NATIONAL FINANCIAL, INC. (FNF)

Dominant Financial Performance – Cash Flow from Operations

2001	Amount	Per Share
Net Earnings	$305,476,000	$3.47
Depreciation and Amortization	$118,282,000	$1.34
Provision for losses	$134,724,000	$1.53
Actual claims paid	($161,153,000)	($1.83)
Net change in other B/S accts.	$30,211,000	$0.34
Cash Flow from Operations	*$427,540,000*	*$4.89*
1st Quarter 2002		
Net Earnings	$100,985,000	$1.14
Depreciation and Amortization	$16,939,000	$0.19
Net change in reserve	$2,015,000	$0.02
Net change in other B/S accts.	$44,660,000	$0.50
Cash Flow from Operations	*$164,599,000*	*$1.85*

FIDELITY NATIONAL FINANCIAL

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FIDELITY NATIONAL FINANCIAL, INC. (FNF)

Dominant Financial Performance – Cash Flow Deployment

2001	Amounts
Net debt repayment	($476 million)
Net investment activities	($253 million)
Cash acquisitions	($74 million)
Capital expenditures	($45 million)
Dividends	($31 million)
Repurchase of stock	($23 million)
Debt and equity issuance proceeds	$506 million
Other	$12 million
Net increase in cash	$44 million

FIDELITY NATIONAL FINANCIAL

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FIDELITY NATIONAL FINANCIAL, INC. (FNF)

Dominant Financial Performance – Cash Flow Deployment

1st Quarter 2002	Amounts
Net investment activities	($116 million)
Net debt repayment	($21 million)
Capital expenditures	($10 million)
Dividends	($9 million)
Cash acquisitions	($7 million)
Other	$27 million
Net increase in cash	$29 million

FIDELITY NATIONAL FINANCIAL

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FIDELITY NATIONAL FINANCIAL, INC. (FNF)

Dominant Financial Performance – Return on Equity

Return on Average Equity
40.3%
10.3%
10.0%
25.9%
27.1%
31.5%
17.1%
14.1%
22.2%
23.9%
40.0%
30.0%
20.0%
10.0%
0.0%
1993
1994
1995
1996
1997
1998
1999
2000
2001
Q1 2002

Average ROAE – 22.1%

FIDELITY NATIONAL FINANCIAL

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FIDELITY NATIONAL FINANCIAL, INC. (FNF)

Balance Sheet Strength – Reserve for Claim Losses

Huge advantage in dominating the commercial market with $2.6 billion in combined reserves and equity
$883
$561
$315
$ IN MILLIONS
$207
N/A
Old Republic
Stewart
LandAmerica*
First American*
FNF

March 31, 2001

Based on currently available public information for major companies.

**Most recent available data is December 31, 2001*

FIDELITY NATIONAL FINANCIAL

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FIDELITY NATIONAL FINANCIAL, INC. (FNF)

Balance Sheet Strength – Conservative Investment Portfolio

Equities
$109 Million
5%
40%
Primarily short-dated A1/P1 CP
Cash, Cash Equivalents and Short Term Investments
$946 million
Fixed Income
$1.29 Billion
Duration 3 years
Avg. rating – AA+
54%
1%
Other
$21 Million

$2.4 Billion of Combined Cash and Investments
March 31, 2001

FIDELITY NATIONAL FINANCIAL

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FIDELITY NATIONAL FINANCIAL, INC. (FNF)

Significant Management Equity Ownership

		Beneficial Ownership	Percentage
William P. Foley, II	Chairman & CEO	5,539,327	6.4%
Frank P. Willey	Vice Chairman	1,004,185	1.2%
Patrick F. Stone	President	387,608	.5%
Alan L. Stinson	CFO	170,362	.2%
Directors and Other Employees		4,000,000	4.9%
		11,101,482	12.8%

FIDELITY NATIONAL FINANCIAL

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Forward-Looking Statements

The foregoing presentation contains forward-looking statements. Forward-looking statements include those regarding the expectations, hopes, intentions or strategies of Fidelity National Financial, Inc. (“FNFI”) regarding the future. All forward-looking statements included in this document are based on information available to FNFI on the date hereof, and FNFI assumes no obligation to update any such forward-looking statements. It is important to note that FNFI’s actual results could vary materially from those forward-looking statements contained herein due to many factors, including, but not limited to: general economic and business conditions, including interest rate fluctuations and general volatility in the capital markets; changes in the performance of the real estate markets; the impact of competitive products and pricing; success of operating initiatives; adverse publicity; the ability to identify businesses to be acquired; availability of qualified personnel; employee benefits costs and changes in, or the failure to comply with government regulations and other risks detailed in FNFI’s filings with the Securities and Exchange Commission.

In connection with the proposed tender offer by Fidelity National Information Solutions, Inc. (“FNIS”) to acquire all of the outstanding shares of Micro General Corporation, whereby each share of MGEN common stock will be exchanged for shares of FNIS common stock, FNIS will file an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of these documents may also be obtained from FNIS by directing a request to Fidelity National Information Solutions, Inc. Investors Relations, 4050 Calle Real, Santa Barbara, California, 93110.